UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TRANS-ORIENT PETROLEUM LTD.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

892917
(CUSIP Number)

Mr. Peter Loretto, President
999 Canada Place, World Trade Centre, Suite 404
Vancouver British Columbia, Canada V6C 3E2
(604) 609-3351
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Not Applicble
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of
Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person: Peter Loretto
I.R.S. Identification Nos. of above person (entities only).:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[X]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	8,445,143 Shares

8.	Shared Voting Power:	Nil Shares

9.	Sole Dispositive Power:	8,445,143 Shares

10.	Shared Dispositive Power:	Nil Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,445,143 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not applicable.

13.	Percent of Class Represented by Amount in Row (11): 27.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.                Security and Issuer.

The class of equity securities to which this Statement relates is common shares, without par value of Trans-Orient Petroleum Ltd., a British Columbia corporation (the “Issuer”). The principal executive offices of the Issuer are located at 999 Canada Place, World Trade Centre, Suite 404, Vancouver, British Columbia, Canada V6C 3E2.

Item 2.                Identity And Background

A.	Name of Persons filing this Statement:

This statement is filed by Peter Loretto (the “Reporting Person”).

B.	Residence or Business Address:

The business address of the Reporting Person is 999 Canada Place, World Trade Centre, Suite 404, Vancouver, British Columbia, Canada V6C 3E2.

C.	Present Principal Occupation and Employment:

Businessman and president and chief executive officer of the Issuer.

D.	Criminal Proceedings:

Not applicable.

E.	Civil Proceedings:

Not applicable.

F.	Citizenship:

The Reporting Person is a citizen of Canada.

Item 3.                Source And Amount Of Funds Or Other Consideration

The Reporting Person is the holder of 8,445,143 common shares of the Issuer (the “Shares”).

These Shares have been acquired by the Reporting Person using his personal funds.

Item 4.                Purpose Of Transaction

The purpose or purposes of the acquisition of the Shares by the Reporting Person is for investment purposes. Depending on market conditions and other factors, the Reporting Person may acquire additional common shares of the Issuer as it deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Person also reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(k)	any action similar to any of those enumerated above.

Item 5.                Interest In Securities Of The Issuer

A.	Beneficial Ownership.

The Reporting Person is the beneficial owner of 8,445,143 shares of common stock of the Issuer (the “Shares”, representing approximately 27.6% of the Issuer’s issued and outstanding Shares. The Shares are directly owned by the Reporting Person.

Beneficial ownership is calculated under Rule 13d-3 of the Securities Exchange Act of 1934. Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding as of the date indicated.

B.	Power to Vote and Dispose.

The Reporting Person has the direct power to vote and direct the disposition of the shares of the Issuer held by it.

C.	Transactions Within the Past 60 Days.

Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including common shares of the Issuer, within sixty (60) days preceding the date hereof..

D.	Certain Rights of Other Persons.

Not applicable.

Item 6.                Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

Not applicable.

Item 7.                Material To Be Filed As Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2006

By:	/s/ Peter Loretto

Peter Loretto